

Mail Stop 4720

July 21, 2009

Sent via U.S. Mail and facsimile to (509) 624-6233

Daniel G. Byrne
Executive Vice President – Finance
and Principal Financial Officer
Sterling Financial Corporation
111 North Wall Street
Spokane, Washington 99201

>   **RE: Sterling Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 6, 2009**
>   **Form 10-Q for the Period Ended March 31, 2009**
>   **Filed May 11, 2009**
>   **File No. 000-20800**

Dear Mr. Byrne,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings *and* provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Financial Statements

Note 1. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-11

1.	We note that your market capitalization was significantly below the book value of your equity as of December 31, 2007, and that your market capitalization continued to decline even more considerably below the book value of your equity as of December 31, 2008. Considering this, please tell us specifically how you determined that the entire goodwill balance in your Community Banking segment was not impaired as of December 31, 2008.

2.	In addition to our comment above, we note (according to the disclosure on page 8 of your March 31, 2009 Form 10-Q) that during the first quarter of 2009, you assessed the indicators of impairment noting there had been no significant changes since the year-end evaluation. Thus, you concluded that goodwill was not impaired as of March 31, 2009. In this regard, we note the company's market capitalization continued to decrease and you again incurred a net loss. Please tell us and in future filings, beginning with your Form 10-Q for the quarter ended June 30, 2009, disclose the following additional information regarding your interim testing performed:

    a.	The specific date upon which you assessed the indicators of impairment;

    b.	The indicators of impairment you assessed and explain in detail how you determined there were no significant changes since the year-end evaluation; and

    c.	Whether you believe quantitative testing for each reporting unit (using the two-step impairment test discussed in paragraphs 19-22 of SFAS 142) would have produced similar results.

    d.	Given the significant decline in your stock price and market capitalization during 2009, if you have not already chosen to do so, we believe it would be beneficial to perform an additional goodwill impairment test as of the quarter ended June 30, 2009. As such, please disclose the results of this interim goodwill test in your second quarter Form 10-Q.

Note 4. Allowance for Credit Losses, page F-20

3.	Please tell us and revise future filings, both here and in your MD&A disclosure on page 14, to disclose how your policy of initially recording foreclosed real estate "at the lower of estimated fair value, less estimated selling expenses, or carrying value at foreclosure" complies with paragraph 28 of SFAS 15.

Note 12. Income Taxes, page F-27

4.   We note your disclosure on page F-12 that you believe that it is "more likely than
        not" that you will be able to fully realize your deferred tax asset. However, we
        also note that you recorded a net loss for both the year ended December 31, 2008
        and the quarter ended March 31, 2009, and that you are in a three-year cumulative
        net loss position at December 31, 2008. We also recognize the unsettled
        circumstances such as the continual deterioration in asset quality as reflected by
        the increase in nonperforming and classified assets, as well as the corresponding
        increases in the amount of loan loss provisions that could adversely affect future
        profit levels.   Please tell us how you considered the guidance in paragraph 23 of
        SFAS 109 when concluding that a valuation allowance was not necessary at both
        December 31, 2008 and March 31, 2009.

5.   To the extent you believe it is reasonably possible that you may need a material
        valuation allowance in future periods due to continued net losses resulting from
        increases to your provision from loan losses, goodwill impairment charges,
        current economic conditions or other events, please consider the need to provide
        disclosures in your MD&A and tax footnote in future filings that express such a
        risk.

Form 10-Q for the period ended March 31, 2009

Management's Discussion and Analysis

Results of Operations – Provision for Credit Losses, page 23

6.   We note your disclosure on page 25 that your process for resolving classified and
        non-performing assets involves "restructuring loans, obtaining additional
        collateral, repossessing problem assets and evaluating loans in relation to fair
        market value." We also note that your classified assets increased 320.3%
        between 2007 and 2008 and another 8.7% between December 31, 2008 and
        March 31, 2009, and that your nonperforming assets (as a component of classified
        assets) also increased accordingly. Please revise this disclosure in future filings,
        beginning with your Form 10-Q for the quarter ended June 30, 2009, to provide a
        more detailed and thorough disclosure describing your process for remediating (or
        collecting) classified assets.

7.   We note your tabular disclosure on page 12 of your Form 10-K, which presents
        classified assets for the top 20 borrowers, sorted by market area, as of December
        31, 2008. We believe this disclosure is very useful to users of your financial
        statements. Please revise future filings, beginning with your Form 10-Q for the
        quarter ended June 30, 2009, to present this disclosure as of the date of each
        interim and annual filing period, as appropriate.

8.   Please confirm whether you use external appraisals to determine the fair value of the underlying collateral for impaired loans which are collateral dependent. If so, please tell us and revise future filings, beginning with your Form 10-Q for the quarter ended June 30, 2009, to address the following:

   a.   How and when you obtain external appraisals, and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

   b.   The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process.

   c.   Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

   d.   If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Liquidity and Capital Resources, page 32

9.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

   a.   Clearly identify the methodologies and assumptions used to calculate the fair value of each the preferred stock and the warrants.

   b.   As part of that disclosure, please quantify the discount rate used to value the preferred stock.

   c.   Clearly identify how you determined and allocated the relative fair value of the preferred stock and the warrants and how you computed the amount of the discount on the preferred.

   d.   Clearly identify how those factors were considered in the calculation of the accretion amount reported, and tell us how computed the amount of accretion.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant